

Mail Stop 6010

October 11, 2007

Mr. Warren F. Kruger
President and Chief Executive Officer
Greystone Logistics, Inc.
1613 E. 15th
Tulsa, Oklahoma 74120

      RE: **Greystone Logistics, Inc.**
             Form 8-K dated October 3, 2007
             Filed October 9, 2007
             File No. 000-26331

Dear Mr. Kruger:

      We have reviewed your filing (filings) and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K filed October 9, 2007

1. Amend Item 4(a) of Form 8-K to cover the interim period from the date of the last audited financial statements to October 3, 2007, the date of dismissal. The disclosure should state whether during the registrant's two most recent fiscal years <u>and any subsequent interim period through the date of dismissal</u> there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. See Item 304(a)(1) of Regulation S-B.

2. We note you have engaged the accounting firm of Tullius Taylor to review your quarterly financial statements beginning with August 31, 2007 and audit your year ended May 31, 2008 financial statements. We also note that the firm Tullius Taylor is not registered with or has applied for registration with the Public Company Accounting Oversight Board (PCAOB). Section 102 of the Sarbanes-Oxley Act of 2002 makes it unlawful after October 22, 2003 for any person that is not a registered public accounting firm (i.e. registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report (or review report) with respect to any issuer. You must engage a new accountant that is a publicly registered accounting firm to perform review or audit work for the company. Please file a new Item 4 Form 8-K after you have engaged new accountants that are registered with the PCAOB. If you have incorrectly presented the name (as registered with the PCAOB) of the new accountants, please confirm to us the correct name as registered with the PCAOB and amend your Form 8-K with the correct name of the new accountants.

Exhibit 16

3. Please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please file your supplemental response and amendment via EDGAR in response to these comments within 5 business days of the date of this letter. Note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

If you have any questions, please call me at 202 551-3618 or Angela J. Crane, Accounting Branch Chief at 202 551-3554. You may also speak with Martin James, Senior Assistant Chief Accountant at 202 551-3671.

Sincerely,

Dennis C. Hult
Staff Accountant